Via Facsimile and U.S. Mail
Mail Stop 6010

June 26, 2008

Mr. J. Brian Palmer
Chief Accounting Officer
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, NH 03755-2053

Re: **White Mountains Insurance Group, Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-08993

Dear Mr. Palmer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Investment Securities, page F-6

1. You disclosed that fair values for your asset-backed securities which are included in your fixed maturity investment portfolio are based on quoted market prices from a

third party pricing service. It appears to be the case from this disclosure that the pricing service determines fair value rather than management:

- If this is not the case, please revise your disclosure to clarify.

- In either case, please describe the techniques and disclose the assumptions used to determine fair value.

Further, while you are not required to indicate or infer that the independent pricing service determines fair value, when you do, you must also disclose their name. If you include their name in or incorporate it by reference into a 1933 Securities Act filing, you will also need to include their consents.

Loss and LAE development- 2007, page F-20

2. Please clarify what you mean by "management had implicitly assumed" with regards to your determination related to IBNR and known case development. Address how the percentages are determined by management. Tell us why the management assumed percentage of 15% related to workers compensation and multiple peril liability was not the percentage used to make the adjustment to the IBNR reserves.

3. Also, please quantify each adjustment made to the IBNR reserves.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant